SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                       American Natural Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     02860R
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                                 (CUSIP Number)

                                  Scott Larson
                                 Vice President
                     5910 N. Central Expressway, Suite 1755
                               Dallas, Texas 75206
                                 (214) 220-4323
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 16, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02860R
          ------

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: TransAtlantic Petroleum Corp.
          ----------------------------------------------------------------------

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]       (b) [ ]

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)      WC
                                            ------------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization    Alberta, Canada
                                              ----------------------------------

                        7. Sole Voting Power        22,237,136 (upon conversion)
     Number  of Units                               ----------------------------
     Beneficially Owned 8. Shared Voting Power                  0
     by Each Reporting                              ----------------------------
     Person With:       9. Sole Dispositive Power   22,237,136 (upon conversion)
                                                    ----------------------------
                       10. Shared Dispositive Power             0
                                                    ----------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          22,237,136 (upon conversion)
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.

                             32.5% (diluted basis)
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       CO
          ----------------------------------------------------------------------


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


                                  Schedule 13D
                                  ------------

Item 1.  Security and Issuer.

               No material changes.

Item 2.  Identity and Background.

               (a)  No material changes.

               (b)  No material changes.

               (c)  No material changes.

               (d) Address: 444 5th Ave. S.W., Suite 1840, Calgary, Alberta T2P 2TB.

               (e) No material changes.

               (f) No material changes.

Item 3.  Source and Amount of Funds or Other Consideration.

               Debentures
               ----------
                    Source of funds: Working Capital

                    Amount  of funds:  $3,000,000  TransAtlantic  paid  U.S.  $3 million for its American Natural debentures; some of which was paid by setoff against outstanding indebtedness owed by American Natural to TransAtlantic and the balance was paid in cash.

               Common Stock
               ------------

                    Source of funds: Working Capital

                    Amount of funds: On August 16, 2005, TransAtlantic purchased
               2,237,136 shares of common stock of American Natural at a cost of $0.12 per share in a private transaction.

Item 4.  Purpose of Transaction.

               TransAtlantic acquired the American Natural debentures and common stock for investment purposes and has no current plans to acquire additional securities, or control over additional securities of American Natural, although TransAtlantic may acquire or dispose of securities of American Natural from time to time in the future.

               (a)  No material changes.

               (b)  No material changes.

               (c)  No material changes.

               (d)  No material changes.


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


               (e) As a result of the issuance of the 8% Convertible Debentures, if the holders of the debentures convert to common stock, there would be an additional 80,000,000 shares added to the current shares outstanding (48,494,342 shares). No change to dividend policy.

               (f)  No material changes.

               (g)  No material changes.

               (h)  No material changes.

               (i)  No material changes.

               (j)  No material changes.

Item 5.  Interest in Securities of the Issuer.

               (a) TransAtlantic owns $3 million of 8% Convertible Debentures out of a total of $12 million Convertible Debentures issued by American Natural (approximately 25%). On July 27, 2005, TransAtlantic announced that the debentures have a reduced conversion price of $0.15/share and extended the termination date to September 30, 2006. This equates to beneficial ownership if all of the debentures were converted by TransAtlantic in American Natural of 20,000,000 shares of common stock. On August 16, 2005, TransAtlantic purchased 2,237,136 shares of common stock of American Natural. On a diluted basis, TransAtlantic owns 32.5% of the common stock of American Natural (if all of the debentures are converted).

               (b)  TransAtlantic owns:

                    2,237,136 shares of common stock.

                    $3 million convertible debentures which are convertible to 20,000,000 shares.

                    Total beneficial ownership and sole power to vote equals 22,237,136 shares if and only if TransAtlantic exercises its right to convert the 8% Convertible Debentures to common stock. Currently, TransAtlantic has voting power of 2,237,136 shares. The 8% Convertible Debentures may be converted by TransAtlantic, may be called by the issuer under certain conditions or may be held until maturity at which time, the principal of $3 million would be repayable to TransAtlantic. The power to dispose of the 8% Convertible Debentures owned by TransAtlantic is vested in its Board of Directors.

                    Mr. John Fleming, President and CEO of TransAtlantic, became a director of American Natural on October 21, 2003. Mr. Fleming owns 200,000 options of American Natural and purchased, indirectly through Bonanza Energy Ltd., $500,000 of 8%
               Convertible Debentures. TransAtlantic disclaims any beneficial interest in any American Natural securities owned by Mr. Fleming. Mr. Fleming disclaims any beneficial interest in any American Natural securities owned by TransAtlantic.

               (c) On August 16, 2005, TransAtlantic purchased 2,237,136 shares of common stock of American Natural at a cost of $0.12 per share in a private transaction.


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


               (d)  No material changes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               There  are  no   contracts,   arrangements,   understandings   or
               relationships (legal or otherwise) between TransAtlantic and the issuer or regarding securities of the issuer.

               The debentures are repayable on September 30, 2006 with interest payable quarterly commencing December 31, 2003 at 8% per annum. The outstanding principal of the debentures is convertible into common shares of ANEC at any time prior to maturity at a conversion price of U.S. $0.15 per share, subject to antidilution adjustment, and the debentures are redeemable by ANEC at any time after October 1, 2004 if the average weighted price per share on the TSX Venture Exchange for a 20 consecutive trading day period prior to the date notice of redemption is given has exceeded 166 2/3% of the conversion price. The debentures and any common shares issued upon conversion of the debentures will be subject to a statutory hold period of four months under applicable Canadian securities legislation and stock exchange policies. The offer and sale of the Debentures was not registered under the U.S. Securities Act of 1933, as amended, and the Debentures and the shares issuable on conversion may not be offered and sold free of any restrictions on resale under the Act absent registration under that Act or an applicable exemption from the registration requirements.

               The Debentures are issuable under a Trust Indenture (the "Indenture") dated October 8, 2003 between American Natural Energy Corporation and Computershare Trust Company of Canada. The Indenture sets out the rights of the holders including the rights of the debenture holders to convene meetings of the Debenture holders upon request by 25% or more of the Debenture holders. Pursuant to resolutions passed at such meetings by a specified majority of Debentures outstanding, which shall be binding upon all Debenture holders, the Debenture holders may agree to modifications, compromise or alteration of the Debenture rights and may sanction various activities of the issuer such as merger, reorganization or amalgamation.

Item 7.  Materials Filed as Exhibits.

               No material changes.


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


                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                     Date: August 29, 2005


                                     /s/ Chris H. Lloyd
                                     -------------------------------------------
                                     Chris H. Lloyd
                                     Chief Financial Officer


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